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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8- 68714

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 26 2019

Washington, DC

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BellMark Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing
FEB 26 2019
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Central Street, 4th Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna Conry 216-575-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road	Independence	Ohio	44113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, David Gesmondi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BellMark Partners, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

FEB 26 2019

Washington, DC

Signature

Managing Member

Title

DEBORAH A. STERBA, ATTORNEY
NOTARY PUBLIC • STATE OF OHIO
My commission has no expiration date
Section 147.03 O.R.C.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLMARK PARTNERS, LLC

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BellMark Partners, LLC
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BellMark Partners, LLC as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of BellMark Partners, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BellMark Partners, LLC's management. Our responsibility is to express an opinion on BellMark Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BellMark Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to

those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of BellMark Partners, LLC's financial statements. The supplemental information is the responsibility of BellMark Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe + Lucas
Certified Public Accountants, Inc.

We have served as BellMark Partners, LLC's auditor since 2012
Independence, Ohio
February 14, 2019

BELLMARK PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS		2018
Cash and cash equivalents	$	278,513
Accounts receivable, net		64,941
Furniture and equipment, net		59,963
Prepaid expenses		17,845
Deposits		18,887
Travel and meals billable		15,137
	$	455,286

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	3,006
Accrued expenses		63,896
Deferred Rent		24,728
Total liabilities		91,630
Member's equity		363,656
	$	455,286

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF OPERATIONS
for the Year Ended December 31, 2018

	2018
Revenues:	
Retainer fees	$ 897,688
Success fees	1,875,489
Interest Income	285
Total revenues	2,773,462
Expenses:	
Travel	45,104
Personnel	1,876,741
Legal	29,501
Professional	67,433
Rent	115,704
Office	86,212
Telephone	37,601
Advertising	5,305
FINRA	35,680
Depreciation	15,281
Bad Debt Expense	57,228
Other	17,618
Interest Expense	9,000
Total expenses	2,398,408
Net income (loss)	$ 375,054

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
for the year ended December 31, 2018

Member's equity, January 1, 2018	$	121,602
Net income		375,054
Contributions by member		100,000
Distributions to member		(233,000)
Member's equity, December 31, 2018	$	363,656

The accompanying notes are an integral part of these financial statements.

BELLMARK PARTNERS, LLC

STATEMENT OF CASH FLOWS
for the year ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 375,054
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,281
Changes in operating assets and liabilities:	
Accounts receivable	(57,349)
Decrease in Investments	-
Prepaid expenses	(8,282)
Deposits	4,369
Travel and meals billable	(5,760)
Accounts payable	1,155
Accrued expenses	17,329
Net cash provided by operating activities	341,797
Cash flows from investing activities:	
Cash paid for furniture and equipment purchases	(60,662)
Net cash used for investing activities	(60,662)
Cash flows from financing activities:	
Contributions by member	100,000
Distributions to member	(233,000)
Net cash used by financing activities	(133,000)
Net increase in cash and cash equivalents	148,135
Cash and cash equivalents, beginning of year	130,378
Cash and cash equivalents, end of year	$ 278,513
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 9,000

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies:**

Company Activities – BellMark Partners, LLC (the Company), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the States of Ohio and Massachusetts, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services.

Revenue Recognition – Accounting Standards Update No. 2014-09 (Revenue from Contracts with Customers, Topic 606) became effective January 1, 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Interpretive guidance on ASU 2014-9 continues to be issued and vetted. The Company will monitor and evaluate any additional guidance that is issued.

Revenue from contracts with customers includes retainer fees, success fees and advisory fees. It is the company's policy to recognize revenue when (i) there is persuasive evidence of an arrangement with the client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the events contemplated in the engagement letter are determined to be substantially completed and (iv) collectability is reasonably assured. Revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts revenue is recognized over time for arrangements in which the obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018 all amounts are immaterial.

Cash and Cash Equivalents – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk. The Company considers certificates of deposit and U.S. Treasury Bills with an original maturity of less than 90 days as well as money market accounts to be cash equivalents.

Summary of Significant Accounting Policies, Continued:

Concentration of Credit Risk – The Company is engaged in various brokerage activities in which counterparties primarily include businesses. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable – Accounts receivable are due under specific terms outlined in engagement letters. The Company generally collects receivables in monthly installments.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. At December 31, 2018 the allowance for doubtful accounts was $57,228.

Investments – Investments are recorded at market value and are considered trading securities. Realized gains and losses (computed by the specific identification method) are included in investment income and any unrealized gains or losses are included in investment appreciation or depreciation. Investments are used as a part of the Company's asset management strategy and may be sold in response to changes in interest rates, the need for liquidity or other factors. There were no investments held by the Company on December 31, 2018.

Property and Equipment – Property and equipment are recorded at cost. Major additions and betterments are charged to the property accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. When property is retired or otherwise disposed of, the cost of the property is removed from the asset account, accumulated depreciation is charged with an amount equivalent to the depreciation provided, and the difference is charged or credited to operations.

Summary of Significant Accounting Policies, Continued:

Income Taxes – The Company is a limited liability company whose taxable income is taxed directly to its member. Accordingly, there is no provision for income taxes.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2018 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of December 31, 2018, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2015 and thereafter. In addition, the Company's state tax returns (Ohio, RI, and MA) are open to examination for the years 2015 and thereafter.

Advertising Expense – The cost of advertising is expensed as incurred. The Company incurred advertising costs of $5,155 in 2018.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events - Management of the Company has evaluated subsequent events through February 14, 2019, the date which the financial statements were available to be issued.

2. **Property and Equipment:**

Property and equipment consist of the following at December 31, 2018:

Office furniture	$	63,848
Computer equipment		84,115
		147,963
Less accumulated depreciation		87,999
Property and equipment, net	$	59,963

Depreciation is computed using primarily straight-line methods over the estimated useful lives of the assets, which range from 3 to 5 years. Depreciation expense totaled $15,281 for 2018.

3. **Financing Arrangements:**

In April of 2018 the Company signed a promissory note with a family member for a total principal amount of $100,000. The rate on the note was 12%. Interest only was due for the first nine (9) month period ended December 31, 2018 with principal and interest payments due beginning in January 2019 and continuing until December of 2021. Prepayment of the loan was made in full in December of 2018. During 2018 the Company paid $100,000 of principal and $9,000 of interest.

4. **Operating Leases:**

The Company leases an office in Boston, Massachusetts from a third party. The Boston lease was renegotiated in January 2015 and now expires April 30, 2020. Under the terms of this agreement, the Company is responsible for all taxes and assessments on the property, insurance, utilities and repairs and maintenance. In addition, a new office was leased in Beachwood, Ohio beginning in August of 2018. The lease term expires in December 31, 2023. Lease expense (including related utilities) under both leases totalled $117,950 in 2018.

The following is a schedule by year of future minimum lease payments required under leases with terms of one year or more as of December 31, 2018:

2019	$161,438
2020	105,169
2021	76,613
2022	78,282
2023	71,758
	$493,260

5. **Fair Value Measurements:**

The Company measures its assets in accordance with fair value standards. These standards provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under these accounting standards are as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include: 1) quoted prices for similar assets or liabilities in active markets; 2) quoted prices for identical or similar assets or liabilities in inactive markets; 3) inputs other than quoted prices that are observable for the asset or liability; 4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs that are unobservable for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2018.

Investments - comprise securities measured at Level 1. Investments whose values are based on quoted market prices in active markets are classified within Level 1. These investments generally include a money market fund, U.S. treasury bills and fixed income securities traded on a national securities exchange.

Level 1 There were no investments at fair value carried on the statement of financial condition within the fair value hierarchy as of December 31, 2018.

6. **Net Capital Provision of Rule 15c3-1**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $186,883 which was $180,774 in excess of its required net capital of $6,109.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2018 the ratio was .49 to 1.

7. **Retirement Savings Plan:**

The Company participates in an employer Safe Harbor 401(k) Plan covering all employees upon hire and who attain age 21. The Plan permits employees to make pre-tax elective deferrals of their eligible compensation up to IRS limits. The Plan requires a Safe Harbor Contribution equal to 3% of compensation for all eligible employees. The Company has accrued $54,219 for this liability for the year ended December 31, 2018. Additionally, the Plan provides for the Company to make additional Qualified Non-Elective Contributions. The Company did not make any non-elective contributions for the year ended December 31, 2018.

8. **Exemption From Rule 15c3-3:**

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

9

Subsequent Events

On January 2, 2019, the Company completed a recapitalization transaction, whereby Andrew Vollmer purchased 50% of the Company and became a co-CEO of BellMark Partners, LLC. The purchase price was $700,000 and an additional $200,000 in cash was contributed to the Company and $700,000 payable to Mr. Gesmondi for the purchase of his membership interests. Mr. Vollmer is a licensed Registered Representative with FINRA and holds series 7, 79 and 24 licenses. The transaction was approved in advance by FINRA in October 2018. BellMark has amended and restated the Company's LLC Agreement and adopted a new LLC Agreement governing the Company's management, member rights and membership interests of the Company, effective as of January 2, 2019 (the "New LLC Agreement"). As of January 2, 2019, the outstanding membership interests of the Company have been reclassified such that 900,000 Class A Units are owned by Mr. Gesmondi and 900,000 Class A Units are owned by Mr. Vollmer.

BELLMARK PARTNERS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

	2018
Net capital:	
Total member's equity from statement of financial condition	$ 363,656
Less non-allowable assets	(176,773)
Net capital before haircuts on securities	186,883
Haircuts on securities	-
Net capital	$ 186,883
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$ 91,630
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	$ 6,109
Minimum required net capital	$ 5,000
Net capital requirement	$ 6,109
Excess net capital	$ 180,774
Ratio of aggregate indebtedness to net capital	.49 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2017, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

BELLMARK PARTNERS, LLC

SUPPLEMENTAL SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
for the year ended December 31, 2018

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member of
BellMark Partners, LLC
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) BellMark Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BellMark Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) BellMark Partners, LLC stated that BellMark Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BellMark Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BellMark Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe + Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 14, 2019

BELLMARK PARTNERS, LLC

STATEMENT OF EXEMPTION PURSUANT to RULE 15c3-3
for the year ended December 31, 2018

The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of provisions in section 240.15c3-3.

The Company, to the best of our knowledge, met the identified exemption provisions in Rule 15c3-3(k) throughout the most recent fiscal year, without exception.

BellMark Partners, LLC

I, David Gesmondi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Managing Director

Date: 2/14/2019

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member of
BellMark Partners, LLC
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Statement of Exemption Pursuant to Rule 15c3-3, in which (1) BellMark Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BellMark Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) BellMark Partners, LLC stated that BellMark Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BellMark Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BellMark Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 14, 2019

BELLMARK PARTNERS, LLC

STATEMENT OF EXEMPTION PURSUANT to RULE 15c3-3
for the year ended December 31, 2018

The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of provisions in section 240.15c3-3.

The Company, to the best of our knowledge, met the identified exemption provisions in Rule 15c3-3(k) throughout the most recent fiscal year, without exception.

BellMark Partners, LLC

I, David Gesmondi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: MANAGING DIRECTOR

Date: 2/14/2019